FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

TRADING SYMBOL: TSX:AGI NYSE:AGI
WEBSITE: www.alamosgold.com

Alamos Achieves 2016 Production Guidance and Provides 2017 Outlook

Toronto, Ontario (January 6, 2017) – **Alamos Gold Inc.** (**TSX:AGI; NYSE:AGI**) ("Alamos" or the "Company") today reported fourth quarter and annual 2016 production. The Company also provided 2017 production and operating guidance.

"Alamos had a breakthrough year in 2016. With a record fourth quarter, we produced 392,000 ounces of gold for the year. We also achieved a significant reduction in our operating costs and capital spending which resulted in strong free cash flow growth from our operations. With stronger production and lower costs expected in 2017, this is a trend we expect to continue," said John A. McCluskey, President and Chief Executive Officer.

"Additionally, we expect to continue to surface value from our development pipeline in 2017, through an aggressive exploration program at Mulatos, initial production from La Yaqui, the completion of a feasibility study at Lynn Lake and a significant step forward in Turkey having just received our Forestry Permits for Kirazlı," Mr. McCluskey added.

Fourth Quarter and Full Year 2016 Operating Highlights

- Produced 392,000 ounces of gold in 2016, above the mid-point of guidance
- All-in sustaining costs for 2016 have not been finalized but are expected to be approximately $1,000 per ounce, marking a significant decrease from 2015 all-in sustaining costs of $1,091 per ounce
- Production in the fourth quarter of 2016 increased to a record 105,676 ounces of gold, including 44,662 ounces from Young-Davidson, 44,900 ounces from Mulatos and 16,114 ounces from El Chanate
- Underground mining rates increased to average a record of over 6,600 tonnes per day ("tpd") in the fourth quarter at Young-Davidson, and averaged over 7,000 tpd in December, consistent with the year-end target
- Sold a record 107,504 ounces of gold in the fourth quarter of 2016 at an average realized price of $1,229 per ounce, $8 per ounce above the London Fix, for record revenues of approximately $132 million

2017 Guidance Overview

- **Strong production growth:** Production guidance of 400,000 to 430,000 ounces of gold, a 6% increase over 2016 (based on the mid-point of guidance) driven by production growth from both Young-Davidson and Mulatos
- **Continued margin expansion:** Consolidated all-in sustaining costs are expected to decrease to $940 per ounce, marking a 6% decrease from 2016 all-in sustaining costs of approximately $1,000 per ounce reflecting lower costs and sustaining capital

TRADING SYMBOL: TSX:AGI NYSE:AGI

spending driving continued margin expansion at both Young-Davidson and Mulatos. Excluding El Chanate, all-in sustaining costs are expected to decrease to $890 per ounce in 2017

- **Strong ongoing capital reductions at operating mines:** Capital budget for operating mines of $105-122 million, down from 2016 guidance of $111-131 million reflecting an expected $20 million decrease in capital spending at Young-Davidson, partially offset by higher capital at Mulatos for the development of La Yaqui Phase I
- **Development project spending focused on Lynn Lake and Mulatos exploration**: Total capital budget for development projects of $35 million with the bulk of the spending focused on advancing the Lynn Lake project and capitalized exploration at Mulatos
- **Initial low-cost production from La Yaqui**: Construction of La Yaqui Phase I to be completed at a cost of $12 million with initial production expected in the second half of 2017
- **Substantial free cash flow growth from operations:** Reflecting lower costs and increased margins, each operation is expected to generate substantial free cash flow in 2017
- **Hedging strategy at El Chanate extends mine life**: Approximately 75% of El Chanate's 2017 production has been hedged ensuring a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce
- **Expanded exploration budget:** Global exploration budget of $24 million with nearly 90% focused on programs at Mulatos and Lynn Lake
- **Corporate G&A among lowest in peer group:** Corporate and administrative expenses are expected to total $16 million (excluding stock based compensation), consistent with the 2016 budget and among the lowest within the intermediate producer peer group

Fourth Quarter and Full Year 2016 Operating Results

	Three months ended		Twelve months ended	
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Gold production (ounces)				
Young-Davidson	44,662	44,694	170,000	160,358
Mulatos [(1)]	44,900	41,830	154,000	140,330
El Chanate	16,114	18,210	68,000	79,312
Total gold production	**105,676**	**104,734**	**392,000**	**380,000**

[(1)] Operating results from Mulatos prior to July 2, 2015 have been added for comparative purposes only.

2017 Guidance

Alamos generated a substantial increase in mine site free cash flow in 2016 reflecting higher production combined with significant cost and capital reductions. This trend is expected to continue into 2017 with further production growth and cost reductions driven by the ramp up of Young-Davidson and development of La Yaqui Phase I.

Gold production is expected to increase to a range of 400,000 to 430,000 ounces in 2017, a 6% increase from 2016 (based on the mid-point of guidance). All-in sustaining costs are expected to decrease to $940 per ounce of gold sold reflecting further cost reductions at both

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Young-Davidson and Mulatos. Excluding higher cost production from El Chanate, all-in sustaining costs are expected to decrease to $890 per ounce.

Total capital spending for the Company's operating assets is expected to decrease to between $105 and $122 million, a reduction from 2016 even after factoring in $12 million of development spending for La Yaqui Phase I. The Company's 2017 budget is designed to maximize the profitability and cash flow generation from each operation. With stronger production, a further improvement in operating costs and lower capital spending, the Company expects strong free cash flow growth from its operations.

Exploration remains a focus with a 2017 global exploration budget of $24 million of which approximately $17 million will be spent at Mulatos. This represents a nearly 70% increase over the initial 2016 budget of $14 million which was subsequently increased to $20 million. The majority of the 2017 Mulatos exploration budget will be focused on the La Yaqui and Cerro Pelon deposits and scout drilling the Los Bajios and El Refugio deposits within the Mulatos district.

	2017 Guidance				2016 Guidance
	Young-Davidson	Mulatos	El Chanate	Total	Total
Gold production *(000's ounces)*	200-210	150-160	50-60	**400-430**	**392 (actual)**
Cost of Sales *(in millions)* [4]	$215	$157	$70	**$442**	**$420**
Cost of Sales *($ per ounce)* [4]	$1,050	$1,015	$1,265	**$1,065**	**$1,091**
Total cash costs *($ per ounce)* [1]	$625	$815	$1,200	**$765**	**$800**
All-in sustaining costs *($ per ounce)* [1]				**$940**	**$975**
Mine-site all-in sustaining costs *($ per ounce)* [1],[3]	$775	$890	$1,200	**-**	**-**
Capital expenditures *(in millions)*					
Sustaining capital[1]	$30-35	$8-10	$2	**$40-47**	**$51-61**
Growth capital[1]	$40-45	$25-30 [2]	-	**$65-75**	**$60-70**
Total capital[1]	**$70-80**	**$33-40**	**$2**	**$105-122**	**$111-131**
Corporate & Administrative *(in millions)*				**$16**	**$16**

(1) Refer to the "Cautionary non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this press release for a description of these measures.
(2) Excludes capitalized exploration.
(3) For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4) Cost of sales includes mining and processing costs, royalties, and amortization expense

The 2017 production forecast and operating cost estimates are based on the following currency assumptions:

	2017 Currency Operating Assumptions
United States dollar:Canadian dollar foreign exchange rate	**$0.75:1**
Mexican peso:United States dollar foreign exchange rate	**19:1**

The Company has entered into foreign exchange transactions representing approximately 75% of its Canadian dollar-denominated operating and capital costs in 2017, ensuring a maximum USD/CAD foreign exchange rate of $0.78:1 and allowing the Company to participate in weakness in the USD/CAD up to a rate of $0.72:1.

The Company has entered into foreign exchange transactions representing approximately 80% of its Mexican peso-denominated operating and capital costs in 2017, ensuring a minimum MXN/USD foreign exchange rate of 18.5:1 and allowing the Company to participate in weakness

3 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 4 | ALAMOS GOLD INC in the MXN/USD up to a rate of 21.3:1. Approximately 40% of the Company’s operating and capital costs at its Mexican operations are Peso denominated. Young-Davidson Gold production at Young-Davidson is expected to increase approximately 21% in 2017 to between 200,000 and 210,000 ounces. Underground mining rates are expected to increase from an average rate of approximately 6,000 tpd in 2016, to a range of between 6,500 and 7,500 tpd in 2017. Underground mining rates are expected to be at the lower end of the range during the first quarter reflecting approximately four days of planned maintenance for a rope change on the skips in the Northgate shaft. Mining rates are expected to trend higher through the year with the completion of the MCM waste pass mid-2017 allowing for higher mining rates in the second half of the year. The focus remains on ramping up underground mining rates at a pace which maximizes margins and the profitability of the operation. The Company has evaluated opportunities to accelerate the ramp up of underground throughput in the near term through additional investment in underground mobile equipment and ventilation; however, this incremental production would be at lower margins and profitability than processing existing surface stockpiles. With an emphasis on margin and profitability over volume, the focus remains on maximizing the amount of ore and waste hoisted through the MCM and Northgate shafts and continuing to supplement this with lower grade surface stockpiles. This is the most cost effective and highest margin approach which will maximize cash flow generation from the operation in the current gold price environment. The Company remains committed to achieving the long-term target of 8,000 tpd from underground once the lower mine is developed over the next three years. During this time, excess capacity in the mill will continue to process lower grade stockpiled ore. Underground mined grades are expected to be consistent with the mineral reserve grade of 2.69 g/t Au in 2017, though can vary as much as 10% from quarter to quarter. Mill throughput is expected to range between 7,600 and 8,000 tpd with stronger throughput in the second half of the year following the addition of a pebble crusher to the circuit. Milled grades are expected to range between 2.35 and 2.60 g/t Au. Mill recoveries are expected to range between 90 and 92%. Total cash costs are expected to average $625 per ounce of gold sold. Mine-site all-in sustaining costs are expected to average $775 per ounce, more than a 10% decrease from 2016 levels reflecting higher underground mining rates, ongoing productivity improvements and lower sustaining capital spending. The Company remains focused on reducing capital spending at Young-Davidson. Capital is expected to total between $70 and $80 million in 2017, including $30 to $35 million of sustaining capital. This represents a $20 million decrease from approximately $95 million in 2016. Spending in 2017 will be focused on the ongoing development of the upper and lower mine, completion of the MCM waste pass, raise boring of the lower leg of the Northgate shaft and the addition of a pebble crusher. Approximately 60% of the 2017 capital budget is expected to be spent in the first half of the year.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 5 | ALAMOS GOLD INC Young-Davidson is expected to generate approximately $50 million of free cash flow before changes in working capital at a $1,200 gold price, a substantial increase from 2016. With more capital expected to be spent in the first half of the year and stronger production in the second half of the year, the Company expects strong free cash flow growth throughout 2017. Mulatos Mulatos is expected to produce 150,000 to 160,000 ounces of gold in 2017, a slight increase from 2016 production of 154,000 ounces. Mine-site all-in sustaining costs are expected to decrease to $890 per ounce of gold sold from 2016 guidance of $925 per ounce. Total cash costs are expected to average $815 per ounce of gold sold. Open pit grades mined and stacked on the heap leach pad are expected to range between 0.79 and 0.88 g/t Au. The waste to ore ratio is expected to range between 0.7 and 0.9:1, down from approximately 1.2:1 in 2016. Milled grades are expected to average 8 g/t Au. The mill is expected to operate at a rate of approximately 400 tpd. Based on existing stockpiles and the current mine plan, mill production is expected to continue into the fourth quarter; however, there is potential to extend the mine life at San Carlos with additional ore continuing to be mined outside of existing reserves. Total crusher throughput (excluding mill throughput) is expected to increase to an average 18,500 tpd in 2017. The combined recovery ratio is expected to increase to an average of 73% in 2017 reflecting higher recoveries from the mill following the transition to concentrate production. Mulatos has benefited from significant cost improvements over the past year. Low cost production growth from La Yaqui starting in the second half of 2017 is expected to drive costs lower. This trend is expected to continue beyond 2017 as La Yaqui evolves into a larger operation and with the 5% net smelter royalty at Mulatos expected to be eliminated within the next two years. Only 0.3 million ounces of production remain subject to the 5% royalty after which costs will decrease by $60 per ounce (assuming a $1,200 gold price). La Yaqui Phase I Development of La Yaqui Phase I is on schedule for initial production in the second half of 2017. With contract mining and crushing to be employed, construction activities are focused on completion of an independent heap leach pad and carbon columns at an expected capital cost of $12 million. In parallel to the development of Phase I, the Company is continuing with an aggressive exploration program at La Yaqui Grande, an area that has seen a new 447,000 ounce combined mineral resource delineated over the past 18 months. This includes an indicated mineral resource of 149,000 ounces (4.1 million tonnes grading 1.14 g/t Au) and an inferred mineral resource of 298,000 ounces (5.5 million tonnes grading 1.68 g/t Au). With positive ongoing results, the project shows strong potential for further mineral reserve and resource growth. Capital spending at Mulatos is expected to total $33-40 million which includes $12 million for the development of La Yaqui Phase I and $8-10 million of sustaining capital. Excluding La Yaqui, this is down from 2016 reflecting ongoing cost control initiatives.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos is expected to generate more than $20 million in free cash flow in 2017 at a $1,200 gold price even after factoring in all sustaining and growth capital for La Yaqui and a significant exploration budget of $17 million. This reflects an improvement in operating costs, a trend that is expected to continue over the coming years as La Yaqui evolves into a larger operation and as Cerro Pelon is developed.

El Chanate

El Chanate is expected to produce 50,000 to 60,000 ounces of gold in 2017, down from 68,000 ounces in 2016 reflecting lower grades and throughput rates. Total crushed and run of mine ore is expected to decrease to an average 16,500 tpd. The processed grade (run of mine and crushed ore) is expected to average 0.53 g/t Au. The waste-to-ore ratio is expected to average 3.4:1, consistent with 2016; however, it is expected to be sharply higher in the first half of 2017 as a pushback is completed.

Mine-site all-in sustaining costs are expected to average $1,200 per ounce of gold sold with significant variability through the year. Total cash costs are expected to be in a similar range as the Company expects to expense all waste stripping costs in 2017. In light of the higher cost structure at El Chanate, the Company has hedged approximately 75% of its expected 2017 gold production through gold collar contracts which ensure a minimum gold price of $1,225 per ounce and participation up to a price of $1,450 per ounce.

El Chanate was successful in once again generating free cash flow in 2016. The operation has a short remaining mine life and as a higher cost mine, the Company has been active with a gold hedging program to help ensure it continues to generate positive free cash flow. Given El Chanate's long leach cycle, the Company expects to generate substantial free cash flow through residual leaching of the pad once mining ceases at the operation.

2017 Global Operating and Development Budget

	2017 Guidance			2016 Guidance
	Sustaining Capital	Growth Capital	Total	Total
Operating Mines *(in millions)*				
Young-Davidson	$30-35	$40-45	**$70-80**	**$85-95**
Mulatos[(1)]	$8-10	$25-30	**$33-40**	**$25-35**
El Chanate	$2	-	**$2**	**$1**
Total – Operating Mines	**$40-47**	**$65-75**	**$105-122**	**$111-131**
Development Projects *(in millions)*				
Turkey	-	$4	**$4**	**$8**
Lynn Lake – Development	-	$9	**$9**	**$8**
Lynn Lake – Capitalized Exploration		$4	**$4**	**-**
Mulatos – Capitalized Exploration		$15	**$15**	**$8**
Esperanza	-	$2	**$2**	**$3**
Quartz Mountain	-	$1	**$1**	**-**
Total – Development Projects	**-**	**$35**	**$35**	**$27**
Total Consolidated Budget	**$40-47**	**$100-110**	**$140-157**	**$138-158**

(1) Development of La Yaqui Phase I is included within Mulatos growth capital.

6 | ALAMOS GOLD INC

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 7 | ALAMOS GOLD INC 2017 Capital Budget for Development Projects Capital spending on the Company’s development projects, including capitalized exploration, is expected to total $35 million in 2017 of which 80% will be focused on exploration at Mulatos and advancing permitting at Lynn Lake while completing the feasibility study on the project. Kirazlı, Ağı Dağı, and Çamyurt (Turkey) Development Budget The 2017 general and administrative budget for Turkey is $4 million which includes spending associated with completing the permitting process at Kirazlı in addition to community and government relations and general administration. The Company expects to capitalize costs associated with the development of its Turkish assets during 2017. With the Environmental Impact Study and Forestry Permits for Kirazlı approved by the federal government, the Company is pursuing the GSM (Business Opening and Operation) permit which is granted by the Çanakkale Governorship. Feasibility studies to update the economics for both Kirazlı and Ağı Dağı, as outlined in the positive 2012 pre-feasibility study, are nearing completion. A preliminary economic assessment is also being conducted on the higher grade Çamyurt project. A number of significant changes including weakness in the Turkish Lira and lower diesel prices since 2012 are expected to positively impact what were already attractive project economics. The Company will review its development budget for Kirazlı following receipt of the GSM permit. Lynn Lake Development Budget The capital budget for Lynn Lake in 2017 is $13 million, comprised of $9 million for development activities and $4 million for exploration. Development spending will be focused on baseline work in support of the project description, initiation of the permitting process and completion of a feasibility study for the third quarter of 2017. Given its favourable jurisdiction and Canadian dollar exposure, Lynn Lake remains one of the Company’s top development priorities. Costs associated with the Lynn Lake project are expected to be capitalized in 2016. 2017 Exploration Budget The global 2017 exploration budget is $24 million of which approximately $17 million will be spent at Mulatos. This represents nearly a 70% increase over the initial 2016 budget of $14 million which was subsequently increased to $20 million. More than 80% of the 2017 budget will be capitalized. The majority of the 2017 Mulatos exploration budget will be focused on the La Yaqui and Cerro Pelon deposits and scout drilling Los Bajios and El Refugio and other targets within the Mulatos district. Mulatos La Yaqui In early September 2016 an interim mineral resource update was released that demonstrated a 215,000 ounce increase in combined mineral resources to total 447,000 ounces. This

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 8 | ALAMOS GOLD INC included the upgrade of 149,000 ounces (4.1 million tonnes grading 1.14 g/t Au) to Indicated mineral resource status and an expansion of the higher grade Inferred mineral resource to 298,000 ounces (5.5 million tonnes grading 1.68 g/t Au). Including existing mineral reserves of 89,000 ounces (1.9 million tonnes grading 1.45 g/t Au), La Yaqui hosted a combined mineral reserve and resource of 536,000 ounces as of September 2016 which was a substantial increase from the mineral reserve of 80,000 ounces at the end of 2014. The interim La Yaqui mineral resource update incorporated 27,201 metres (“m”) of drilling completed across 132 holes through the first eight months of 2016. This included infill and extension drilling on two of the zones of mineralization that occur along the large northwest trending ridge at La Yaqui. Most of the infill drilling to Indicated status was completed in Zone 1 with the drilling to Inferred status focused in Zone 2. The more northerly third zone was not included in the interim resource calculation. The focus of the drill program since the September 2016 interim update has been to upgrade the Inferred mineral resource in Zone 2 to Indicated status, to explore the area between Zones 1 and 2 and to scout drill Zone 3. La Yaqui remains the Company’s highest priority exploration target with a further 5,749 m drilled in September and another 10,389 m drilled during the fourth quarter bringing the full year total to 46,640 m. Drilling during September and the fourth quarter successfully outlined mineralization in Zone 3 while infilling Zone 2 to the drill spacing required for Indicated mineral resource status. First pass drilling was also completed between Zones 1 and 2. New highlight intercepts from infill drilling within Zone 2 and exploration drilling within Zone 3 during the fourth quarter include: • 6.91 g/t Au over 13.00 m (16YAQ204 – Zone 3) • 3.27 g/t Au over 63.00 m (16YAQ196 – Zone 2) • 6.31 g/t Au over 32.60 m (16YAQ228 – Zone 2) • 2.51 g/t Au over 66.00 m (16YAQ180 – Zone 2) • 6.35 g/t Au over 21.90m (16YAQ207 – Zone 2) • 2.60 g/t Au over 45.60 m (16YAQ219 – Zone 2) • 2.34 g/t Au over 41.40 m (16YAQ156 – Zone 2) True widths for these intercepts are estimated at approximately 80-90% of drilled width with all results to be incorporated in the year-end 2016 mineral resource update. Additional previously unreleased highlights from the 2016 drill program at La Yaqui are presented in Table 1 at the end of this press release. Approximately $6 million has been budgeted for exploration at La Yaqui Grande in 2017. The focus will be on infill drilling within Zone 3, the gaps between all three zones and down dip (to the northeast) of Zones 2 and 3, as well as exploration drilling over the eastern part of Zone 1 and along the Yaqui Norte – Halcon corridor. Cerro Pelon The exploration focus at Cerro Pelon changed mid-2016 to include a much larger area over which systematic exploration commenced. A total of 3,759 m of drilling was completed during the fourth quarter of 2016 bringing the full year total to 19,081 m.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 9 | ALAMOS GOLD INC The majority of this drilling was scout drilling focused on the western zone where vuggy silica, advanced argillic alteration and sulphide mineralization were intersected. Grades are continuing to improve from anomalous to ore-grade as drill results are assessed and utilized to vector in on the areas believed to most likely to host economic mineralization. The focus of the 2017 exploration program is to continue to systematically explore the larger Cerro Pelon area, with particular focus on the western zone. The 2017 exploration budget at Cerro Pelon is $4 million. Los Bajios The Los Bajios target is in close proximity to the main Mulatos mine, with encouraging intercepts from historical drill programs prior to 2007. Mapping, sampling and geophysics were completed in the fourth quarter of 2016 and both the historical and new work will form the basis of phased exploration drill programs in 2017. Approximately $2 million has been budgeted for this work in 2017. Work up of additional prospects in the Mulatos District in 2017 The remainder of the 2017 budget of approximately $5 million will be spent on an initial drill program on the El Refugio prospect, mapping, sampling and geophysics on a number of other prospects in the Mulatos District, as well as administrative costs. El Refugio is located immediately along strike from the Puerto del Aire deposit which is directly adjacent to the Mulatos mine. Mapping, sampling and geophysics will be conducted on the El Carricito prospect, the Yaqui Norte to Halcon corridor, and the El Refugio and El Halcon prospects. Lynn Lake A total of $4 million has been budgeted for exploration on the Lynn Lake project in 2017. The focus will primarily be drilling adjacent to known mineral resources at Farley Lake and MacLellan and on grassroots exploration over the larger greenstone belt. Exploration on these zones commenced in the third quarter of 2016 with 11,733 m drilled down dip and along strike of the MacLellan deposit. Results are pending but the geology intersected is similar to that in the ore body and therefore very encouraging. Qualified Persons Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news releases dated March 24, 2016 and September 12, 2016.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 10 | ALAMOS GOLD INC About Alamos Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”. FOR FURTHER INFORMATION, PLEASE CONTACT: Scott K. Parsons Vice President, Investor Relations (416) 368-9932 x 5439 The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Cautionary Note This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company's production forecasts and plans, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, expansion plans, project timelines, and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, forecasted cash shortfalls and the Company's ability to fund them, cost estimates, projected exploration results, projected development and permitting timelines, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments, reserve and resource estimates, and other statements that express management's expectations or estimates of future performance. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 11 | ALAMOS GOLD INC necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company's development stage assets, contests over title to properties; changes in national and local government legislation (including tax legislation in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company's Annual Information Form for the year ended December 31, 2015 under the heading "Risk Factors", which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Cautionary Note to U.S. Investors Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada). Cautionary non-GAAP Measures and Additional GAAP Measures Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non- GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities at, less capital expenditures at each mine site. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, and “mine-site all-in sustaining costs” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and dore inventory associated and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation.

T R A D I N G S Y M B O L : T S X : A G I N Y S E : A G I 12 | ALAMOS GOLD INC Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance, and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are available at www.alamosgold.com.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: La Yaqui – Select Composite Intervals from Exploration Drilling
Intercepts calculated at a 0.3 g/t cut-off. Minimum width of 3 m and maximum internal waste of 1.55 m.

Hole ID	Drill Type	Azi	Dip	Final Depth (m)	From (m)	To (m)	Interval (m)	Au (g/t)
16YAQ144	DDH	234	-54	214	**71.70**	**97.60**	**25.90**	**3.39**
					111.30	115.10	3.80	0.52
					157.30	161.70	4.40	0.53
16YAQ145	DDH	230	-80	212	136.70	142.80	6.10	0.64
16YAQ148	DDH	230	-80	168	114.30	138.50	24.20	1.01
					160.10	163.20	3.10	0.32
16YAQ149	DDH	360	-60	183	**64.30**	**92.20**	**27.90**	**1.31**
					94.20	98.20	4.00	0.82
					133.20	140.40	7.20	1.18
16YAQ150	DDH	91	-51	197	49.30	52.40	3.10	0.59
					75.70	82.30	6.60	0.36
16YAQ153	DDH	240	-60	200	51.20	59.90	8.70	0.39
					70.00	90.30	20.30	0.51
					107.30	**133.20**	**25.90**	**2.51**
					Incl. 115.8	*118.80*	*3.00*	*9.23*
					171.90	180.90	9.00	0.43
16YAQ154	DDH	50	-86	221	120.30	149.80	29.50	0.62
					188.80	193.40	4.60	0.90
16YAQ156	DDH	230	-77	154	78.20	91.30	13.10	0.92
					96.80	**138.20**	**41.40**	**2.35**
					Incl. 130.7	*135.20*	*4.50*	*7.60*
16YAQ158	DDH	0	-90	204	65.50	98.80	33.30	0.58
					105.20	111.30	6.10	0.42
					120.80	**174.70**	**53.90**	**1.25**
					189.80	193.90	4.10	0.71
16YAQ159	DDH	50	-77	177	84.30	97.60	13.30	0.71
16YAQ161	DDH	235	-77	195	99.00	102.60	3.60	0.36
					126.70	150.90	24.20	0.57
16YAQ162	DDH	230	-77	244	97.70	105.30	7.60	0.71
					135.90	152.90	17.00	0.65
16YAQ164	DDH	40	-74	168	50.80	56.00	5.20	0.64
					61.80	**85.40**	**23.60**	**1.78**
					91.50	95.50	4.00	0.48
16YAQ171	DDH	235	-68	250	183.30	186.30	3.00	0.50
					188.30	195.30	7.00	1.19
					207.90	222.60	14.70	0.35
16YAQ173	DDH	218	-73	156	**61.50**	**103.30**	**41.80**	**1.69**
					110.80	115.30	4.50	0.42
					119.00	130.00	11.00	1.64
16YAQ175	DDH	240	-70	189	91.50	99.10	7.60	1.14
16YAQ176	DDH	170	-80	131	76.40	82.90	6.50	0.70
					84.90	93.00	8.10	2.30
16YAQ178	DDH	50	-80	221	157.30	173.80	16.50	0.56
					189.80	193.70	3.90	0.48
16YAQ180	DDH	0	-90	223	49.80	52.90	3.10	0.65
					66.80	79.80	13.00	0.94
					98.80	**164.80**	**66.00**	**2.51**
					Incl. 128.9	*133.30*	*4.40*	*6.72*
					166.80	174.30	7.50	1.00

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

16YAQ181	DDH	238	-68	236	**138.80**	**173.90**	**35.10**	**1.18**
					Incl.154	*155.20*	*1.20*	*5.70*
16YAQ182	DDH	230	-75	166	**96.80**	**107.50**	**10.70**	**7.45**
					Incl. 101.5	***107.50***	***6.00***	***11.08***
16YAQ185	DDH	11	-81	195	51.30	55.30	4.00	0.36
					134.70	151.90	17.20	0.76
16YAQ186	DDH	235	-70	165	90.70	96.40	5.70	2.30
16YAQ192	DDH	230	-70	201	165.60	173.70	8.10	0.60
					175.70	181.70	6.00	0.42
					185.70	189.60	3.90	0.53
16YAQ194	DDH	50	-77	163	117.30	126.20	8.90	2.22
16YAQ195	DDH	240	-70	151	9.50	13.10	3.60	1.37
					18.90	22.90	4.00	2.35
					126.50	130.90	4.40	0.39
16YAQ196	DDH	248	-56	142	**75.50**	**138.50**	**63.00**	**3.27**
					Incl. 107	*109.00*	*2.00*	*11.90*
16YAQ198	DDH	68	-68	198	145.80	152.60	6.80	0.47
					163.10	175.80	12.70	2.69
					Incl. 166.1	*169.80*	*3.70*	*6.80*
16YAQ199	DDH	235	-70	191	140.50	157.40	16.90	1.33
16YAQ203	DDH	240	-70	215	159.30	173.30	14.00	2.46
					Incl.164.8	*167.80*	*3.00*	*5.80*
16YAQ204	DDH	225	-85	192	**122.70**	**135.70**	**13.00**	**6.91**
					Incl. 130.6	***133.80***	***3.20***	***24.05***
16YAQ205	DDH	328	-85	160	77.50	84.30	6.80	0.33
					103.20	108.80	5.60	0.88
					117.80	120.80	3.00	0.31
16YAQ207	DDH	225	-60	180	**142.70**	**164.60**	**21.90**	**6.35**
					Incl. 153.8	***161.80***	***8.00***	***11.63***
16YAQ209	DDH	240	-76	130	101.60	106.80	5.20	1.18
16YAQ219	DDH	0	-90	191	55.10	58.20	3.10	1.07
					71.80	**117.40**	**45.60**	**2.60**
					Incl. 94.4	*98.00*	*3.60*	*8.70*
16YAQ220	DDH	253	-73	140	40.40	45.10	4.70	1.95
					52.80	57.40	4.60	0.82
					60.40	64.40	4.00	0.55
					95.80	**128.20**	**32.40**	**2.33**
16YAQ221	DDH	240	-70	201	166.20	187.30	21.10	0.77
					189.30	201.30	12.00	1.10
16YAQ224	DDH	230	-77	195	119.30	125.30	6.00	0.34
					137.20	143.70	6.50	1.38
16YAQ228	DDH	230	-70	192	99.80	103.80	4.00	0.48
					105.80	**138.40**	**32.60**	**6.31**
					Incl. 111.3	***131.40***	***20.10***	***9.41***
16YAQ229	DDH	50	-80	226	150.90	158.60	7.70	0.58

14 | ALAMOS GOLD INC